Filed by YuMe, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9(a) of the Securities Exchange Act of

1934, as amended

Subject Company: YuMe, Inc.

Commission File No. 001-36039

Employee Letter, Employee FAQ

Employee Letter

All,

I am pleased to share that YuMe has signed a definitive merger agreement with RhythmOne. RhythmOne is a trusted partner with whom we have worked for years and a business that our entire management team respects deeply.

We will meet Tuesday morning as a company to talk through the transaction. In the meantime, I want to clarify two things: First, why we chose to merge with RhythmOne. And second, why this decision is the best possible outcome for our customers, partners, investors and you — our valued employees.

We Are Better Together

We all know that the ability to offer performance-at-scale is critical to the future success of any player in the very competitive online advertising industry. Successful ad tech companies must be built for competitive scale, with broad offerings and solid finances. Merging with RhythmOne gives us such a broad offering and a solid financial foundation upon which we can scale rapidly and accelerate growth. YuMe will remain in operation as a wholly owned subsidiary of RhythmOne and we will continue our great work with clients.

Value for All

There is a strong synergy between the two companies that I believe will result in great outcomes for our customers, partners, investors and most importantly — you. Our valued employees are the heart and brain trust of our business, and I cannot thank you enough for being with us on this journey, which is getting exponentially more exciting.

We believe that our customers and partners will benefit from broader inventory selection, streamlined buying and ultimately — higher performance. At our core YuMe has excelled at serving the demand side and RhythmOne has excelled at serving the supply side of the industry. Combining our companies offers the ability to scale to meet diverse buying and selling demands across broad segments of the market. Together, we will offer customers added value and high performance, faster than we can as independent companies. Our mutual goal is to continue to maximize customers’ ROI and to provide the most efficient and effective marketplace for digital advertising.

The RhythmOne team is phenomenal. Together, I believe we have two of the most talented teams in the industry. Now, our teams will have the added benefit of operating a broader platform, with greater scale and strength, to fulfill our innovation and leadership vision.

The definitive agreement that we signed and announced today is the first step toward solidifying our relationship with RhythmOne. We anticipate the transaction will close by Q1 2018. We will continue to keep you apprised on future milestones and decisions as and when we can.

We are committed to ongoing communications with you during this process. We will hold a companywide meeting at 10:00am PT Tuesday, and departmental teams will have the opportunity to meet in smaller groups thereafter to answer your questions. For additional information, we’ve included the FAQs below which will be posted to the YuMe Intranet and updated periodically as needed.

I am so proud of what we have built together and excited for the next chapter. The best is yet to come!

Employee FAQ

Q: Who is RhythmOne?

A: RhythmOne, a technology-enabled digital media company that connects online audiences with brands through premium content across devices. Founded in 2004 in the UK, RhythmOne pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising and content formats. Through its fully integrated programmatic platform, RhythmMax, RhythmOne offers digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s goal is to maximize the return on advertising spend and provide the most efficient and effective marketplace for digital advertising. RhythmOne is headquartered in San Francisco, United States with offices in the US, UK and Canada. For more information, please visit https://www.rhythmone.com/about.

Q: When is the anticipated date of closing?

A: The transaction is conditioned upon, among other things, YuMe stockholders tendering at least a majority of issued and outstanding YuMe shares. The transaction is also conditioned upon RhythmOne shareholders authorizing the issuance of the RhythmOne shares to be issued in the transaction. The board of directors of both RhythmOne and YuMe have unanimously approved the transaction. The transaction is expected to close by Q1 2018.

Q: Why the merger?

A: Today’s transaction is expected to advance the entire brand advertising industry with a complete, independent digital advertising marketplace focused on the fastest growing digital ad segments: mobile, video, programmatic and connected TV. RhythmOne’s digital advertising marketplace bolstered by the strength of YuMe’s video ad platform will be built for the full benefit of demand and supply-side businesses. The proposed combination offers the ability to scale to meet diverse buying and selling needs across broad segments of the market. We anticipate that, together, our two companies can offer customers added value and high performance at scale, faster than we can as independent companies with the goal of maximizing customers’ ROI and providing the most efficient and effective marketplace for digital advertising. There is a strong synergy between the two companies that is expected to result in great outcomes for our customers, partners, investors and employees.

Q: Who will be the top executives of the combined company? What will happen to YuMe’s executive team?

A: Ted Hastings, current CEO of RhythmOne will continue as CEO of the combined company. During the period prior to closing, no executive changes are anticipated. The intent of the combined company is to retain the top talent of both organizations, post-closing in order to carry out its mission. It is expected that certain redundant executives will leave the company at closing but that the non-redundant management team at YuMe (which will constitute a substantial portion of the combined company’s management team) will remain post-closing.

Q: What will happen to YuMe’s employees? Are layoffs expected?

A: We know that the success of YuMe is based on the dedication and contributions of its talented employees. As stated above, the intent of the combined company is to retain all top talent of both organizations post-closing in order to carry out its mission. This deal was done specifically based on the value of YuMe’s demand side ecosystem, people and apparatus that the YuMe team has built and represents. Of course, with the merger of two public companies there may be some overlap and redundancy, however, no decisions about any particular jobs have been made at this time, and we will keep everyone informed during the integration planning. As for now, it is business as usual and I would encourage everyone to continue the great work you have been doing on behalf of YuMe.

Q: What will the new org structure look like?

A: The org structure is being reviewed as part of the integration planning process. Any changes to the org structure will be determined and communicated to you in the coming weeks.

Q: Who will my boss be?

A: Reporting structures will be evaluated and decided as part of the integration planning process, and will be communicated in the coming weeks. In the meantime, it is business as usual and the reporting structure will remain the same.

Q: What will happen to my department or project?

A: This will be determined as part of the integration planning and will keep everyone informed. In the meantime, it is business as usual.

Q: Is RhythmOne going to continue to support YuMe’s offerings and honor existing agreements with customers?

A: Yes, RhythmOne and YuMe remain committed to supporting YuMe’s existing products and customers. A principal purpose of this deal is to service YuMe’s customers better.

Q: Will we keep the YuMe name and product brand names?

A: Yes, upon closing it is the intent that YuMe will remain in operation as a wholly-owned subsidiary of RhythmOne and the YuMe name and product brand names will continue to be used for the foreseeable future. Over time, as new products and technologies are introduced the branding strategy may be reevaluated.

Q: What will happen to my equity (stock options and RSUs)?

A:

1.	Unvested, ‘in the money’ stock options will be assumed by RhythmOne and continuing employees will receive an equal value grant of options.

2.	Vested “in the money” stock options will be net exercised and become shares that will receive merger consideration.

3.	Stock options that are ‘not in the money’ will be cancelled.

4.	Unvested Restricted Stock Units (RSUs) held by continuing employees will be assumed by RhythmOne.

Q: What will happen to my other compensation?

A: We do not anticipate any substantial changes to employees’ compensation and benefits for the twelve months post-closing.

Q: What will happen to our benefits (health, 401k, etc.)?

A: It is anticipated that YuMe’s benefit plans will be terminated on or after closing and that the YuMe employees will become participants in the RhythmOne plans, subject to local laws. More information will be rolled out on this topic in the coming weeks.

Q: What will happen to my PTO/Vacation time?

A: Non-exempt employees will have their PTO balance assumed by RhythmOne. Exempt employees will be under RhythmOne’s time off program, details of which will be announced following the transaction closing, which is anticipated in the fourth calendar quarter of 2017.

Q: Will our office move?

A: There are no plans to move at this time. Gaining efficiencies relating to the combined company’s real estate footprint while optimizing the office experience for the combined workforce will be part of the integration planning process. More news to come.

Q: What is the culture of the new company and will it be a fit for me?

A: The proposed combination provides a perfect inflection point for two similarly sized companies to define a new culture with the best attributes of both companies. The integration planning process is a time for both companies to get to know each other better. We will hold company-wide meetings with both management teams, and will have RhythmOne team members in our offices over the next couple of months. We encourage you to get to know them. We believe a high performance, innovative, collaborative and fun culture will result.

Q: Does this require YuMe or RhythmOne stockholder approval?

A: This transaction is conditioned upon, among other things, YuMe stockholders tendering at least a majority of issued and outstanding YuMe shares. The transaction is also conditioned upon RhythmOne shareholders authorizing the issuance of the RhythmOne shares to be issued in the transaction. The board of directors of both RhythmOne and YuMe have unanimously approved the transaction.

Q: Is this transaction subject to review by antitrust regulatory authorities?

A: Yes.

Forward-Looking Statements

This communication contains forward-looking statements, including those in management quotations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed acquisition and the anticipated timing of closing of the acquisition. All statements other than statements of historical fact are statements that could be forward-looking statements. These forward-looking statements are subject to risks and uncertainties, assumptions and other factors that could cause actual results and the timing of events to differ materially from future results that are expressed or implied in the forward-looking statements. Factors that could cause or contribute to such differences include the marketplace reception to the combined company and its products and services, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of YuMe’s stockholders will tender their shares in the tender offer and the possibility that the acquisition does not close; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed acquisition on the market price of RhythmOne’s common stock and on the operating results of RhythmOne and YuMe; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; the failure of anticipated synergies to materialize, each company’s history of net losses and limited operating history, which make it difficult to evaluate prospects, each company’s fluctuating quarterly results of operations, and dependence on a limited number of customers in a highly competitive industry. These risks as they relate to YuMe are discussed under “Risk Factors” in YuMe’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 that has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov, and in its future filings and reports with the SEC. The forward-looking statements in this communication are based on information available as of the date hereof, and we assume no obligation to update any forward-looking statements.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of YuMe stock has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (“Purchaser”), will file with the SEC.

RhythmOne and Purchaser plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or 1-650-503-7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.